UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BUILDERS FIRSTSOURCE, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

12008R-10-7

(CUSIP Number)

Building Products, LLC
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With copies to:

Robert B. Pincus, Esq.	Steven J. Gartner, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Mark A. Cognetti, Esq.
One Rodney Square, P.O. Box 636	Willkie Farr & Gallagher LLP
Wilmington, Delaware 19899-0636	787 Seventh Avenue
(302) 651-3000	New York, NY 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 31, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:       Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Building Products, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 8,952,551.5
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,952,551.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,952,551.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 8,952,551.5
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,952,551.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,952,551.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 8,952,551.5
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,952,551.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,952,551.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) o
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 8,952,551.5
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,952,551.5
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,952,551.5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Private Equity IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14		TYPE OF REPORTING PERSON IN

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission on March 2, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on December 8, 2006 (“Amendment No. 1”) and as further amended by Amendment No. 2 thereto filed on March 14, 2008 (“Amendment No. 2) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, and this Amendment No. 3, are collectively referred to herein as the “Schedule 13D”).

This Amendment No. 3 relates to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of Builders FirstSource, Inc., a Delaware corporation  (the “Company”), owned by Building Products, LLC, a Delaware limited liability company (“Building Products LLC”); JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”); JLL Associates V, L.P., a Delaware limited partnership (“JLL Associates V”) and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company (“JLL Associates G.P. ”) and the general partner of JLL Associates V; Mr. Paul S. Levy, the sole member of JLL Associates G.P. (JLL Fund V, JLL Associates V, JLL Associates G.P., and Mr. Levy collectively being the “JLL Reporting Persons”); and Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“Warburg Pincus Fund IX”); Warburg Pincus IX, LLC, a New York limited liability company and sole general partner of Warburg Pincus Fund IX (“WP IX LLC”); Warburg Pincus Partners, LLC, a New York limited liability company and sole member of WP IX LLC (“WPP LLC”); Warburg Pincus LLC, a New York limited liability company that manages Warburg Pincus Fund IX (“WP LLC”); Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”); and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Warburg Pincus Fund IX, WP IX LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy collectively being the “Warburg Pincus Reporting Persons,” and Building Products LLC, the JLL Reporting Persons, and the Warburg Pincus Reporting Persons collectively being the “Reporting Persons”).  Except as specifically amended by this Amendment No. 3, items in the Schedule 13D are unchanged.

Information in this Amendment No. 3 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background

Item 2 is hereby amended by replacing it in its entirety with the following:

The business address of each of Building Products LLC and the JLL Reporting Persons is c/o JLL Partners, Inc., 450 Lexington Avenue, 31st Floor, New York, New York 10017.  The business address of each of the Warburg Pincus Reporting Persons and each person listed on Schedule I is c/o Warburg Pincus LLC, 450 Lexington Avenue, 32nd Floor, New York, New York 10017.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

JLL Fund V and Warburg Pincus Fund IX each will obtain the funds used to acquire any securities purchased pursuant to the transactions contemplated by the Recapitalization Proposal, as described in Item 4, from capital contributions of their respective partners or from working capital.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On August 31, 2009, representatives of JLL Fund V and Warburg Pincus Fund IX delivered to the Company’s Board of Directors a proposal to recapitalize the Company (the “Recapitalization Proposal”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.  The Recapitalization Proposal contemplates that (a) the Second Priority Senior Secured Floating Rate Notes due 2012 of the Company (the “Notes”) held by a limited liability company jointly owned by JLL Fund V and Warburg Pincus Fund IX (which currently approximate $98 million in aggregate principal amount) would be exchanged (the “Sponsor Exchange”) for Common Stock at the rate of 500 shares of Common Stock for each $1,000 principal amount of Notes (or a conversion price of $2.00 per share), and (b) all other holders of Notes would be offered the opportunity to exchange (the “Noteholder Exchange”) each $1,000 principal amount of their Notes for either (i) 500 shares of Common Stock, valued at $2.00 per share, or (ii) $750 principal amount of new second lien indebtedness, or (iii) any combination thereof, provided that the Company will issue no less than $20 million of Common Stock ( the “Floor”) and no more than $40 million of Common Stock ( the “Cap”) to participants in the Noteholder Exchange.  In the event that holders of Notes elect to receive in the Noteholder Exchange more shares of Common Stock than the Cap or fewer shares of Common Stock than the Floor, the available shares of Common Stock and new second lien indebtedness will be distributed to holders who elected to exchange their Notes on a pro rata basis.

The Recapitalization Proposal also contemplates a rights offering for up to an aggregate of $75 million of the Company’s Common Stock to be made to all stockholders of the Company on a pro rata basis pursuant to which stockholders may elect to acquire shares of Common Stock at a subscription price of $2.00 per share (the “Rights Offering”).  Holders of Notes who receive shares of the Company’s Common Stock in the Noteholder Exchange would be permitted to participate in the Rights Offering on an “as converted” basis.  JLL Fund V and Warburg Pincus Fund IX would agree to purchase all shares of Common Stock not subscribed for in the Rights Offering.

As a condition of the Noteholder Exchange, holders of no less than 85% of the outstanding aggregate principal amount of Notes (other than JLL Fund V and Warburg Pincus Fund IX or their affiliates) must participate in the exchange, and holders of the requisite principal amount of Notes must consent to certain amendments to the Indenture, dated as of February 11, 2005, governing the Notes that would eliminate certain restrictive covenants and release the collateral from the liens securing the Notes.  The Sponsor Exchange, Noteholder Exchange, and Rights Offering will each be conditioned upon the consummation of each of the other transactions described in the Recapitalization Proposal.  In addition, the transactions described in the Recapitalization Proposal will be conditional on, among other things, approval by the Company’s stockholders of the issuance of shares of the Company’s Common Stock in connection with the Sponsor Exchange, Noteholder Exchange, and Rights Offering.

A copy of the press release announcing the delivery of the Recapitalization Proposal to the Board of Directors of the Company is attached hereto as Exhibit 2 and incorporated herein by reference.

As of the date of this Schedule 13D, other than the Recapitalization Proposal, there are no current plans or proposals of the Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

The JLL Reporting Persons and the Warburg Pincus Reporting Persons intend to review their respective investments in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, Notes, and other securities of the Company, if any; the Company’s financial position, operations, liquidity, assets, prospects, strategic direction and business, and other developments affecting the Company and its subsidiaries; the Company’s management and Board of Directors; conditions in the securities and financial markets, tax considerations, general market, economic, and industry conditions, other investment and business opportunities available to the JLL Reporting Persons or the Warburg Pincus Reporting Persons, as the case may be, and other factors considered relevant.  The JLL Reporting Persons and the Warburg Pincus Reporting Persons may from time to time take such actions with respect to their respective investments in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares of Common Stock, Notes, or other securities of the Company or disposing of some or all of their shares of Common Stock, Notes, or other securities of the Company or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, the Recapitalization Proposal, extraordinary corporate transactions, and acquisitions or dispositions of shares of capital stock, Notes, or other securities of the Company or any subsidiary thereof; (ii) changing their current intentions with respect to any or all matters referred to in this Schedule 13D; and (iii) engaging in hedging, derivative, or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

As part of each of the JLL Reporting Persons’ and the Warburg Pincus Reporting Persons’ continuing evaluation of, and preservation of the value of, their respective investments in the Common Stock, Notes, or other securities of the Company, the JLL Reporting Persons and the Warburg Pincus Reporting Persons may from time to time engage in discussions with, respond to inquiries from, or make proposals to various persons, including, without limitation, the Company’s management, the Board of Directors, existing or potential strategic partners of the Company, other stockholders, industry analysts, and others concerning the Company and the JLL Reporting Persons’ and the Warburg Pincus Reporting Persons’ respective investments in the Common Stock, Notes, or other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

Item 5.  Interest in Securities of the Issuer

Item 5(c) is hereby amended by replacing it in its entirety with the following:

No transactions in the Company’s Common Stock were effected by any of the Reporting Persons during the sixty days preceding the date of this Amendment No. 3.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 4 of this Amendment No. 3 is incorporated by reference to this Item 6.

During the one-month period ending on or about May 15, 2009, an affiliate of JLL Fund V acquired approximately $98 million in aggregate principal amount of Notes through open market purchases.  On August 31, 2009, Warburg Pincus Fund IX acquired 50% of the membership interests in JWP LLC, a Delaware limited liability company (“JWP LLC”), through which JLL Fund V then held such Notes. As a result, each of JLL Fund V and Warburg Pincus Fund IX owns 50% of the outstanding limited liability company interests of JWP LLC, which is the owner of approximately $98 million in aggregate principal amount of Notes.  The Amended and Restated Limited Liability Company Agreement of JWP LLC, dated as of August 31, 2009 (the “JWP Operating Agreement”) provides, among other things, that each of JLL Fund V and Warburg Pincus Fund IX is deemed to own 50% of the Notes (and any securities received with respect thereto) held by JWP LLC (plus any Notes (and securities received with respect thereto) acquired by JWP LLC on behalf of JLL Fund V or Warburg Pincus Fund IX or contributed to JWP LLC by either such member, and less any Notes transferred by JWP LLC on such member’s behalf).  Under the terms of the JWP Operating Agreement, each of JLL Fund V and Warburg Pincus Fund IX may cause JWP LLC to transfer any or all of the Notes deemed to be owned by such member.  On any matter on which JWP LLC is entitled to vote, each of JLL Fund V and Warburg Pincus Fund IX will direct the voting of the Notes deemed to be owned by it as it sees fit, without any agreement, arrangement, or understanding between them regarding the voting of the subject Notes.

A copy of the JWP Operating Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Letter, dated August 31, 2009, to Mr. Floyd F. Sherman, President and Chief Executive Officer of Builders FirstSource, Inc.

Exhibit 2	Press release, dated September 1, 2009, of JLL Partners Fund V, L.P. and Warburg Pincus Private Equity IX, L.P.

Exhibit 3	Amended and Restated Limited Liability Company Agreement of JWP LLC, dated as of August 31, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2009

BUILDING PRODUCTS, LLC

/s/ Paul S. Levy
Paul S. Levy, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2009

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2009

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2009

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2009

/s/ Paul S. Levy
Paul S. Levy

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By its General Partner, Warburg Pincus IX, LLC
By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

WARBURG PINCUS IX, LLC

By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

WARBURG PINCUS PARTNERS, LLC

By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

WARBURG PINCUS LLC

/s/ Scott A. Arenare
Scott A. Arenare
Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

WARBURG PINCUS & CO.

/s/ Scott A. Arenare
Scott A. Arenare
Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

/s/ Scott A. Arenare
Charles R. Kaye
By: Scott A. Arenare
Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

/s/ Scott A. Arenare
Joseph P. Landy
By: Scott A. Arenare
Attorney-in-Fact